U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                 Commission File Number 0-16007

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:           November 3, 1997
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         Part I - Registrant Information
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Full Name of Registrant:     The Village Green Bookstore, Inc.
                        --------------------------------------------------------

Former Name if Applicable: N/A
                           -----------------------------------------------------

1357 Monroe Avenue
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Address of Principal Executive Office (Street and Number)

Rochester, New York 14618
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City, State and Zip Code





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                        Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              Part III - Narrative
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State below in reasonable  detail the reasons why the Form 1O-KSB,  20-F,  11-K,
10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]



      See Exhibit I





















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                           Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

      Gary Robinson                          716          442-1151
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      (Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [X] Yes               [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes               [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                        The Village Green Bookstore, Inc.
               --------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          THE VILLAGE GREEN BOOKSTORE,
                                          INC.

Date:  December 15, 1997                      By:  /s/ Gary Robinson
     --------------------                    -----------------------------------
                                             Gary Robinson, General Manager
                                             and Authorized Signatory*


* Attached as Exhibit II are the resolutions of the Registrant's Board of Directors authorizing Mr. Robinson as a signatory.






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                                    Exhibit I

      The Registrant recently completed an inventory reduction sale at two of its locations and the Registrant's underperforming Buffalo and Perinton stores were closed after the completion of the sale. The Registrant's stores located on Monroe Avenue in Rochester, N.Y. and in Doylestown, P.A. remain open. Additionally, Mr. Raymond C. Sparks, who had been the only executive officer of the Registrant, recently resigned from his position to pursue other opportunities.

      Accordingly, management's ability to respond to multiple significant corporate events such as the completion of the inventory reduction sale, the closing of two of the Registrant's stores, the resignation of its only executive officer and the filing of a Quarterly Report on Form 10-QSB is limited. As such, the Registrant could not file its Annual Report on Form 10-QSB on a timely basis without unreasonable effort or expense.







































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                                   Exhibit II

                        THE VILLAGE GREEN BOOKSTORE, INC.

                            UNANIMOUS WRITTEN CONSENT
                                     OF THE
                               BOARD OF DIRECTORS


      The undersigned, being all of the members of the Board of Directors of The Village Green Bookstore, Inc., a New York corporation (the "Corporation"), hereby unanimously consent to the adoption of the following resolutions without a meeting:

                  RESOLVED,  that the Corporation file a Form 12b-25
            Notification of Late Filing ("12b-25") with the Securities and Exchange Commission with respect to the filing of the Corporation's Quarterly Report on Form 10-QSB for the fiscal quarter ended November 3, 1997, in the form attached to this consent as Exhibit A, together with such changes and modifications as the individual authorized on behalf of the Corporation to sign the 12b-25 shall approve.

                  RESOLVED,   that  the  Corporation  authorize  its
            General Manager, Gary Robinson, to sign the 12b-25 on behalf of the Corporation.

                  RESOLVED,  that  either any officer or the General
            Manager of the Corporation is hereby authorized to take any and all action and to execute any and all instruments and documents as they shall deem necessary or appropriate to carry out and effectuate the purposes of the foregoing resolutions, the execution and delivery of which are to be conclusive evidence of the necessity or appropriateness of such documents.

      This Consent may be executed in various counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: as of December 15, 1996.

                                                /s/ Steven B. Sands
                                           -------------------------------------
                                                Steven B. Sands

                                                /s/ John P. Holmes
                                           -------------------------------------
                                                John P. Holmes




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